UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)


                         Espey Mfg. & Electronics Corp.
                   ------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $.33-1/3 per share
                   ------------------------------------------
                         (Title and Class of Securities)

                                   296650 10 4
                   ------------------------------------------
                                 (CUSIP Number)

                                  June 30, 2002
                   ------------------------------------------
             (Date of Event which Requires Filing of this Statement)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 296650 10 4                                          Page 2 of 5 pages


--------------------------------------------------------------------------------
1.                  Names of Reporting Persons, I.R.S. Identification
                    Nos. of above persons (entities only)

                                 Howard Pinsley
--------------------------------------------------------------------------------
2.                  Check the Appropriate Box if a Member of a Group      (a)[_]
                                                                          (b)[_]
--------------------------------------------------------------------------------
3.                  SEC Use Only

--------------------------------------------------------------------------------
4.                  Citizenship or Place of Organization
                             United States of America
--------------------------------------------------------------------------------
                    5.      Sole Voting Power

Number of Shares
Beneficially
Owned by Each
Reporting Person
With
                                     52,115
                    ------- ----------------------------------------------------
                    6.      Shared Voting Power
                                     0
                    ------- ----------------------------------------------------
                    7.      Sole Dispositive Power
                                     52,115
                    ------- ----------------------------------------------------
                    8.      Shared Dispositive Power
                                     0
                    ------- ----------------------------------------------------
-------------------
9.                  Aggregate Amount Beneficially Owned by Each Reporting Person
                             52,115
------------------- ------------------------------------------------------------
10.                 Check if the Aggregate Amount in Row (9) Excludes
                     Certain Shares [_]

------------------- ------------------------------------------------------------
11.                 Percent of Class Represented by Amount in Row (9)
                             5.04%
------------------- ------------------------------------------------------------
12.                 Type of Reporting Person
                             IN
------------------- ------------------------------------------------------------
14.                 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                          [_]Rule 13d-1(b)
                          [_]Rule 13d-1(c)
                          [X]Rule 13d-1(d)

------------------- ------------------------------------------------------------






                                                               Page 3 of 5 pages

Item 1.
-------

(a)      Name of Issuer:

         Espey Mfg. & Electronics Corp. (the "Issuer")

(b)      Address of Issuer's Principal Executive Offices:

         233 Ballston Avenue
         Saratoga Springs, New York 12866

Item 2.
-------

(a)      Name of Person Filing:

                  Howard Pinsley ("Mr. Pinsley").

(b)      Address of Principal Business Office:

                  233 Ballston Avenue, Saratoga Springs, New York 12866.

(c)      Citizenship or Place of Organization:

                  United States of America


(d)      Title and Class of Securities:

         Common stock, par value $.33-1/3 per share (the "Common Stock")

(e)      CUSIP Number:

         296650 10 4

Item 3.
-------

         N/A

Item 4.           Ownership
-------

(a) Amount Beneficially Owned: 52,115 *



                                                               Page 4 of 5 pages


(b) Percent of Class: 5.04%

(c) Number of Shares as to which such person has:

     (i) Sole power to vote or direct the vote: 52,115

     (ii) Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or direct the disposition of: 52,115

     (iv) Shared power to dispose or direct the disposition of: 0

* 8,481 of such shares are shares allocated to Mr. Pinsley as of June 30, 2002 as a participant in the Issuer's ESOP.

Item 5.           Ownership of Five Percent or Less of a Class
------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.           Ownership of More than Five Percent on Behalf of Another
------            Person


                           N/A

Item 7.           Identification and Classification of the Subsidiary which
------            Acquired the Security Being Reported on By the Parent
                  Holding Company

                           N/A

Item 8.           Identification and Classification of Members of the Group
------

                           N/A

Item 9.           Notice of Dissolution of Group
------
                           N/A

Item 10.          Certification
-------

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 5 of 5 pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: January  16 , 2003                   /s/ Howard Pinsley
               ----                         ------------------
                                            Howard Pinsley